Exhibit 19

Effective March 25, 2025

REX AMERICAN RESOURCES CORPORATION
REVISED INSIDER TRADING POLICY

Background

REX American Resources Corporation (“REX American” or the “Company”) has adopted this Revised Insider Trading Policy (this “Policy”) to further assist the directors, officers and employees of the Company and its controlled subsidiaries in complying with the requirements of U.S. laws that prohibit certain persons who are aware of material nonpublic information about a company from engaging in transactions in the securities of that company and from providing material nonpublic information to other persons who may trade on the basis of that information.

Persons Subject to This Policy

This Policy applies to the directors, officers and employees of the Company and its controlled subsidiaries (collectively, “Covered Persons”). For this purpose, One Earth Energy, LLC, NuGen Energy, LLC and their respective subsidiaries are considered to be controlled subsidiaries of the Company. The Company also may determine from time to time that other persons should be subject to this Policy, such as contractors or consultants who have access to material nonpublic information with respect to the Company. This Policy also applies to Family Members (defined below) of a Covered Person, other members of a Covered Person’s household and entities controlled by a Covered Person, as described below.

The Policy

This Policy applies to transactions in the Company’s securities (“Company Securities”), including its common stock and restricted stock and any other type of securities that the Company may issue, such as options to purchase common stock, preferred stock and convertible debentures, as well as derivative securities with a value based on the Company’s securities, unless a specific exception is made in this Policy.

No Covered Person may buy, sell, donate, make a gift of, or engage in any other transaction in Company Securities while aware of material nonpublic information concerning the Company and its subsidiaries.

In addition, no Covered Person may disclose material nonpublic information to anyone outside of the Company who may trade based on that information or while aware of material nonpublic information, recommend to others that they trade in Company Securities (sometimes referred to as “tipping”).

Further, no Covered Person who, in the course of working for the Company, learns of material nonpublic information about a customer, vendor, supplier or other company with which the Company has a business relationship may engage in any transaction in the securities of such other company. In addition, Covered Persons should be aware that the Securities and Exchange Commission (“SEC”) has successfully brought an action for insider trading against employees of a public company who traded in securities of a competitor while aware of material nonpublic information about their company that could affect the industry in which both companies operated.

What Information is “Material”

Information is considered “material” if it could affect a person’s decision to buy, sell or hold Company Securities. The materiality of information depends upon the facts and circumstances unique to each situation. Material information can be positive or negative and may relate to virtually any aspect of the Company’s business or finances. It is important to remember that whether particular information is material will be viewed by enforcement authorities with the benefit of hindsight. If a Covered Person is unsure whether particular nonpublic information is material, he or she should presume that it is material and consult with the Company’s Compliance Officer (defined below) before disclosing such information or engaging in any transaction in or recommending any Company Securities. While it is not possible to identify all information that might be deemed “material,” information about the following ordinarily would be considered material:

•	quarterly or annual earnings or operational results or projections;
•	mergers, acquisitions, joint ventures or launches of new products or businesses;
•	major changes in senior management;
•	major litigation;
•	stock-oriented activities such as splits, dividend payments and buybacks.

This list is illustrative only and not exhaustive. Other types of information may be material at particular times, depending on the circumstances.

When Information is “Nonpublic”

Information is “nonpublic” if it is not available to the general public. In order for information to be considered public, it generally must have been disclosed in the Company’s public filings with the SEC or released broadly to the marketplace, and the investing public must have had time to absorb and evaluate the information. The circulation of rumors, even if accurate, does not constitute effective public dissemination of information.

Even after the Company has publicly announced material information, a reasonable period of time must elapse in order for the market to absorb the information. Therefore, for purposes of this Policy, information will not be considered public until 48 hours have passed following the Company’s widespread public release of the information via press release or public filing with the SEC.

Transactions by Family Members and Others

In addition to the Covered Persons described under “Persons Subject to this Policy” above, this Policy applies to the family members of Covered Persons who reside with them (including their spouse, children, children away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in their household, and any family members who do not live in their household but whose transactions in Company Securities are directed by the Covered Person or are subject to their influence or control, such as parents or children who consult with the Covered Person before they trade in Company Securities (collectively referred to as “Family Members”). Covered Persons are responsible for the transactions of these Family Members and therefore should make them aware of the need to confer with the Covered Person before they trade in Company Securities, and all such transactions by Family Members should be considered for purposes of this Policy and applicable securities laws as if the transactions were for the account of the Covered Person. This Policy does not, however, apply to personal securities transactions by Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to a Covered Person or their Family Members.

Transactions by Entities that Covered Persons Influence or Control

This Policy also applies to any entities that a Covered Person influences or controls, including any corporation, partnership, trust or other entity (collectively referred to as “Controlled Entities”). Transactions in Company Securities by Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for the account of the Covered Person.

Certain Exceptions

This Policy does not apply in the following described circumstances:

●	Restricted Stock. This Policy does not apply to the vesting of restricted stock, or to the exercise of a tax withholding right pursuant to which the Company withholds shares of common stock to satisfy tax withholding requirements upon the vesting of the restricted stock. The Policy does apply, however, to any subsequent sale of restricted stock on the market.

●	Stock Options. This Policy does not apply to the exercise of an employee stock option granted to a Covered Employee under a Company plan, nor does it apply to the exercise of a tax withholding right pursuant to which a Covered Employee elects to have the Company withhold shares subject to a stock option to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other sale of the stock, including any market sale for the purpose of generating the cash needed to pay the exercise price of an option.

●	Transactions Pursuant to Rule 10b5-1 Plans. This Rule does not apply to transactions for a Director, Officer or Key Employee made pursuant to a trading plan that meets all of the requirements of Rule 10b5-1(b) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) if the trading plan has been approved by the Compliance Officer in accordance with this Policy (see “Rule 10b5-1 Plans” below).

Post-Termination Transactions

This Policy continues to apply to a Covered Person’s transactions in Company Securities even after that person’s service with the Company and its controlled subsidiaries has terminated. If a Covered Person is in possession of material nonpublic information when his or her service terminates, the Covered Person may not trade in Company Securities until that information has been made public or is no longer material.

Covered Employees are Responsible for Compliance

This Policy is intended to assist Covered Employees in complying with the applicable laws and rules governing insider trading, but it is each individual Covered Employee’s responsibility to comply with all such laws and rules. Violations of the insider trading laws and rules can subject individuals to civil and criminal penalties, including fees and imprisonment. Violation of this Policy also can subject Covered Employees to disciplinary action by the Company, including termination of employment.

Compliance Officer

The Compliance Officer is the person designated by the Board of Directors of the Company as the Compliance Officer under this Policy. Until changed by the Board of Directors of the Company, the Company’s Chief Financial Officer shall be the Compliance Officer, and the Company’s Secretary shall act as Compliance Officer in the absence of the Chief Financial Officer.

The Compliance Officer shall be responsible for: (i) administering, monitoring and enforcing compliance with this Policy; (ii) responding to inquiries relating to this Policy, and making final determinations as to the applicability or interpretation of this Policy; (iii) recommending any modifications or amendments of this Policy to the Board of Directors; (iv) maintaining and periodically updating the list of Key Employees and periodically informing Key Employees of their status as such; and (v) monitoring the opening and closing of Blackout Periods and implementing any special blackout periods as deemed necessary or appropriate by the Compliance Officer.

Additional Restrictions – Company Directors, Officers and Key Employees

In addition to the restrictions in this Policy applicable to all Covered Persons, all members of the Board of Directors of the Company (“Directors”); all executive officers of the Company as designated by the Board of Directors for purposes of the rules under Section 16 of the Exchange

Act (“Executive Officers”); and all Company employees who work at the Company corporate headquarters, all plant general managers, plant CEO’s, controllers and commodity buyers employed by those controlled subsidiaries of the Company that are operating ethanol plants; all employees who have received, or have been told that they will receive, Company restricted stock, stock options or other stock grants; and all other employees of the Company or a controlled subsidiary who are so designated by the Company (collectively, “Key Employees”), are subject to the following additional restrictions:

●	No Transactions During Quarterly Blackout Periods. The Company’s Directors, Officers and Key Employees may not engage in any transaction in Company Securities during a “Blackout Period” commencing 14 calendar days prior to the end of each fiscal quarter of the Company and ending 48 hours after the Company’s public release of quarterly earnings for that fiscal quarter.

●	No Transactions During Special Blackout Periods. From time to time, other types of material information regarding the Company (such as negotiation of material mergers, acquisitions or dispositions or other corporate developments) may be pending but not yet publicly disclosed by the Company. While such material information remains nonpublic, Directors, Officers and Key Employees who are or may become aware of such material information may not engage in any transaction in Company Securities and must keep both the material information and the existence of a special blackout period confidential. The Compliance Officer will notify in writing those Directors, Officers, Key Employees and any other employees who are subject to a special blackout period.

●	Compliance Officer Pre-Approval Required for All Transactions. No Director, Officer or Key Employee may engage in any transaction in Company Securities unless and until he or she (i) has notified the Compliance Officer in writing of the amount and nature of the proposed transaction(s), and (ii) confirms no earlier than two business days prior to the proposed transaction that: (i) he or she is not in possession of any material nonpublic information concerning the Company, (ii) the proposed transaction does not violate the trading restrictions of Section 16 of the Exchange Act or Rule 144 of the Securities Act, and (iii) the Compliance Officer approves the proposed transaction in writing (which may include by email or other electronic communication).

●	Case-By-Case Exceptions. The Compliance Officer may, on a case-by-case basis, in the Compliance Officer’s sole discretion, authorize a sale of Company Securities by a Director, Officer or Key Employee during an applicable Blackout Period due to financial hardship or other extenuating circumstances, but only after:

(a)	the Director, Officer or Key Employee requesting the authorization notifies the Compliance Officer in writing of the circumstances of the hardship or other extenuating circumstances and the amount and nature of the proposed transaction(s);

(b)	the Director, Officer or Key Employee requesting the authorization informs the Compliance Officer in writing no earlier than two business days prior to the proposed transaction(s) that he or she is not aware of any material nonpublic information concerning the Company;

(c)	the Compliance Officer is not aware of any material nonpublic information concerning the Company at the time of the transaction(s) the disclosure of which could reasonably be expected to negatively impact the market price of Company Securities (regardless of whether the Director, Officer or Key Employee requesting authorization is aware of such information); and

(d)	the Compliance Officer approves the transaction(s) in writing.

The Compliance Officer is under no obligation to grant any authorization requested by a Director, Officer or Key Employee.

Additional Restrictions Applicable Only to Directors and Officers

In addition to all other limitations set forth in this Policy, all Directors and Officers of the Company are subject to the following additional restrictions:

●	No Pledging or Margin Accounts. Company Securities pledged (or hypothecated) as collateral for a loan or other obligation may be sold by the lender or counterparty to the pledge if the borrower defaults on the loan or obligation. Similarly, Company Securities held in a margin account pledged as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Because a sale on a default may occur at a time when the owner of the Company Securities is aware of material nonpublic information or is otherwise not permitted to engage in a transaction in Company Securities, Directors and Officers of the Company are prohibited from holding Company Securities in a margin account or otherwise pledging Company securities in any other way, including as collateral for a loan. Directors and Officers should confirm with their brokers that Company Securities are not held in a margin account or another account in which they are marginable by the broker.

●	No Short Sales. No Director or Officer of the Company may engage in short sales of Company Securities. A short sale is the sale of a security that the seller does not own at the time of the trade. Section 16(c) of the Exchange Act prohibits Directors and Officers from engaging in short sales.

●	No Hedging or Other Derivative Transactions. No Director or Officer of the Company may engage in transactions in puts, calls or other derivative instruments that relate to or involve Company Securities or in hedging transactions involving

Company Securities, including forward sale or purchase contracts, equity swaps, collars, or exchange funds. These transactions can be speculative in nature and can create the appearance that they are based on nonpublic information.

Rule 10b5-1 Plans

Rule 10b5-1 adopted under the Exchange Act provides a defense from insider trading liability under Section 10(b) of the Exchange Act and Rule 10b-5. In order to rely on this defense, a person planning to engage in transactions in Company Securities must enter into a Rule 10b5-1 plan (a “Rule 10b5-1 Plan”) that meets all of the conditions specified in the rule. If the Rule 10b5-1 Plan meets the conditions of Rule 10b5-1, subsequent transactions in Company Securities pursuant to the Rule 10b5-1 Plan may occur even if the person who entered into the plan is aware of material nonpublic information at the time of the subsequent transaction.

To comply with this Policy, a Rule 10b5-1 Plan must be approved by the Compliance Officer and meet all of the requirements of Rule 10b5-1. A Rule 10b5-1 Plan may only be entered into in good faith at a time when the person entering into the plan is not aware of any material nonpublic information. Once a Rule 10b5-1 Plan is adopted, the person entering into the plan must not exercise any influence over how, when or whether Company Securities will be traded under the Plan. The Rule 10b5-1 Plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party. The Rule 10b5-1 Plan must include a cooling-off period before trading can commence that, for Directors or Officers, ends on the later of 90 days after the adoption of the Rule 10b5-1 Plan or two business days following the disclosure of the Company’s financial results in an SEC periodic report for the fiscal quarter in which the Rule 10b5-1 Plan was adopted (subject to a maximum cooling off period of 120 days after adoption of the plan). Persons other than Directors and Officers (or the Company) must include a 30-day cooling off period in their Rule 10b5-1 Plans before trading may begin.

Overlapping Rule 10b5-1 Plans are prohibited under Rule 10b5-1 (subject to certain exceptions), and a person may enter into only one single-trade Rule 10b5-1 Plan during any 12-month period (subject to certain exceptions). Directors and Officers must include a representation in their Rule 10b5-1 Plans certifying that: (i) they are not aware of any material nonpublic information, and (ii) they are adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions in Rule 10b-5. All persons entering into a Rule 10b5-1 Plan must act in good faith with respect to the plan. If a trade of a Company Security is made on behalf of a Director or Officer pursuant to a Rule 10b5-1 Plan, the Director or Officer must so indicate on his or her Form 4 filed to report the trade pursuant to Section 16(a) of the Exchange Act.

The Company must report the adoption, amendment and termination of a Rule 10b5-1 Plan by any of its Officers or Directors each quarter in its Quarterly Report on Form 10-Q filed with the SEC and, therefore, Officers and Directors must timely notify the Compliance Officer of any such adoption, amendment or termination of a Rule 10b5-1 Plan.

Compliance with Section 16

Section 16(a) of the Exchange Act requires each Director, Officer and owner of more than 10% of the Company’s outstanding common stock to file reports with the SEC on Forms 3, 4 and 5 to report ownership and transactions in the Company’s common stock (including restricted stock and derivative securities such as options to purchase common stock and restricted stock units) beneficially owned by such person. After filing a Form 3 to first enter the filing system, reports generally must be filed with the SEC on Form 4 within two business days after any transaction occurs.

Section 16(b) of the Exchange Act provides that any profit realized by a Director, Officer or 10% shareholder subject to Section 16 from the purchase and sale, or sale and purchase, of the Company’s common stock and/or derivative securities within any period of less than six months may be recovered by the Company from the Director, Officer or shareholder (in a suit brought by the Company or by any shareholder on behalf of the Company if the Company fails to or refuses to do so). The possession of inside information is not a precondition to liability under Section 16(b), and good faith is not a defense.

It is not necessary that the same shares be purchased and/or sold for a violation of Section 16(b) to occur. Any purchase and sale, or sale and purchase, of common stock or derivative securities within any period of less than six months can be matched. The “profit” realized will be computed by matching the highest sale price and lowest purchase price during the six-month period.

Because a Director, Officer or 10% shareholder is deemed to be the beneficial owner of shares held by Family Members living in the same household, transactions by such Family Members are matchable with transactions by the insider for short-swing profit purposes.

Insider Trading Policy Applicable to the Company

The Company will not engage in transactions in Company Securities in the public market (other than pursuant to a qualifying Rule 10b5-1 Plan) while the Company is in possession of material nonpublic information.

Changes to this Policy

The Company may amend or modify this Policy at any time or from time to time.

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